UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES OFFERING OF GLOBAL NOTES AND

CASH TENDER OFFERS FOR TWO SERIES OF ITS SECURITIES

January 21, 2020

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announces that it has commenced an offering (the “New Money Offering”) of U.S.-dollar denominated global notes in one or more series (the “New Money Securities”), subject to market and other conditions.

PEMEX also announces that is has commenced two separate offers to purchase for cash (the “Tender Offers”) any and all of its outstanding securities set forth in the table below (the “Tender Securities”) on the terms and subject to the conditions set forth in the offer to purchase, dated January 21, 2020 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

New Money Offering

The New Money Securities will be issued under PEMEX’s U.S. $102,000,000 Medium-Term Notes Program, Series C, will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees.

PEMEX intends to use the net proceeds from the sale of the New Money Securities to repurchase Tender Securities validly tendered and accepted for purchase by PEMEX in the Tender Offers and the remainder, if any, to repay other outstanding indebtedness.

The New Money Offering is not conditioned on the successful consummation of the Tender Offers.

Tender Offers

Deadlines and Settlement

The Tender Offers will expire at 5:00 p.m. (New York City time) on January 28, 2020 (such date and time with respect to a Tender Offer, as the same may be extended with respect to such Tender Offer, the “Expiration Date”). Tender Securities tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on January 28, 2020 (as the same may be extended with respect to such Tender Offer), but not thereafter. The settlement date with respect to a Tender Offer will be promptly following the applicable Expiration Date and is expected to be January 31, 2020 (the “Settlement Date”).

Consideration

The following table sets forth the Tender Securities subject to the Tender Offers, as well as certain terms relating to the Tender Offers:

Series of Tender Securities	CUSIP	ISIN	Principal Amount Outstanding	Tender Consideration(1)
6.000% Notes due 2020	71654QAW2 71656LAC5 71656MAC3	US71654QAW24 US71656LAC54 US71656MAC38	U.S. $325,180,000	U.S. $1,003.70
3.500% Notes due 2020	71654QBU5 71656LBC4 71656MBC2	US71654QBU58 US71656LBC46 US71656MBC29	U.S. $440,186,000	U.S. $1,007.51

(1)	Per U.S.$1,000 principal amount

Holders who (i) validly tender and who do not validly withdraw Tender Securities at or prior to the applicable Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and all other required documents at or prior to the applicable Expiration Date and tender their Tender Securities at or prior to 5:00 p.m. (New York City time) on the second business day after the applicable Expiration Date (the “Guaranteed Delivery Date”), and whose Tender Securities are accepted for purchase by us, will receive the applicable Tender Consideration set forth in the table above for each U.S.$1,000 principal amount of Tender Securities (with respect to each series, the “Tender Consideration”). The Tender Consideration will be payable in cash.

In addition to the applicable Tender Consideration, Holders whose Tender Securities are accepted for purchase will be paid the applicable accrued and unpaid interest on such Tender Securities to, but not including, the applicable Settlement Date (the “Accrued Coupon Payment”), together with any additional amounts thereon. Interest will cease to accrue on the applicable Settlement Date for all Tender Securities purchased in the Tender Offers, including those tendered through the guaranteed delivery procedures.

Conditions

PEMEX’s obligation to accept and pay for the Tender Securities of a particular series validly tendered and not validly withdrawn pursuant to a Tender Offer is conditioned on (i) the entry by PEMEX prior to the applicable Expiration Date into a terms agreement, on terms and conditions reasonably satisfactory to PEMEX, for the New Money Offering yielding net proceeds to PEMEX sufficient to fund the aggregate Tender Consideration and Accrued Coupon Payment, together with any additional amounts thereon, due to Holders of such series tendered in the applicable Tender Offer and (ii) the successful closing of the New Money Offering and receipt by PEMEX of the net proceeds therefrom on or prior to the applicable Settlement Date.

PEMEX’s obligation to accept Tender Securities tendered in the Tender Offers is also subject to the satisfaction of certain other customary conditions described in the Offer to Purchase, including that PEMEX will not be obligated to consummate the Tender Offers upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Tender Offers or materially impair the contemplated benefits to PEMEX of the Tender Offers.

PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Tender Offer.

Other

If PEMEX terminates any Tender Offer with respect to one or more series of Tender Securities, it will give prompt notice to the Tender Agent and all Tender Securities tendered pursuant to such terminated Tender Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Tender Securities blocked in The Depository Trust Company (“DTC”) will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Tender Securities as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, a Tender Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

Further Information

Global Bondholder Services Corporation will act as the Information Agent and the Tender Agent for the Tender Offers. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/PEMEX/.

Intention to Conduct Exchange Offers

PEMEX also announces its intention to conduct a liability management transaction consisting of exchange offers (the “Exchange Offers”) for its 5.500% Notes due 2021, 6.375% Notes due 2021, 4.875% Notes due 2022, Floating Rate Notes due 2022, 5.375% Notes due 2022, 3.500% Notes due 2023, 4.625% Notes due 2023, 4.875% Notes due 2024, 4.250% Notes due 2025 and 4.500% Notes due 2026 (which securities would be exchanged for newly-issued Notes due 2031 having a principal amount not to exceed U.S. $1.0 billion) and 5.500% Bonds due 2044, 6.375% Bonds due 2045, 5.625% Bonds due 2046 and 6.350% Bonds due 2048 (which securities would be exchanged for newly-issued Bonds due 2060 having a principal amount not to exceed U.S. $1.0 billion).

Any such Exchange Offers would be made solely on the terms and subject to the conditions set out in a separate offer document. No assurance can be given that any such transaction will in fact be commenced by PEMEX or as to the ultimate terms of any such transaction.

* * *

PEMEX has retained Barclays Capital Inc., BBVA Securities Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to act as dealer managers in connection with the Tender Offers (the “Dealer Managers”).

This press release shall not constitute an offer to purchase or sell or the solicitation of an offer to sell or purchase any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Tender Offers are being made solely pursuant to the Offer Documents. The Tender Offers are not being made to holders of Tender Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Tender Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Money Securities and any securities that may be issued pursuant to the Exchange Offers have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. PEMEX intends to enter into a registration rights agreement with respect to the New Money Securities and any securities that may be issued pursuant to the Exchange Offers. The New Money Securities are being sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act.

The New Money Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Money Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Money Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this press release and any other documents or materials relating to the transactions described herein is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Tender Offers and New Money Offering are only available to, and the Tender Offers and New Money Offering are engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Tender Offers or the New Money Offering or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: January 21, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.